CIPAR Inc.
23400 Commerce Park Road
Beachwood, Ohio 44122
January 23, 2008
Via EDGAR and FedEx
Gary Todd
Review Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549

Re:	CIPAR Inc. Form 10-SB Filed January 8, 2008 File No. 000-53007
Dear Mr. Todd:
We have received your comments to the Form 10-SB (the “Filing”), filed by CIPAR Inc. (the “Company”), set forth in your letter dated as of January 17, 2008 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response. We have filed concurrent with this letter an Amendment No. 1 to the Filing and an Amendment No. 3 to the proxy statement/information statement filed by Cohesant Technologies, Inc. on December 14, 2007, and amended on January 4, 2008, and January 15, 2008.
We respectfully respond to the comments set out in the Comment Letter as follows:
Form 10-SB
Management’s Discussion and Analysis, page 67
1.	To add clarity to the discussion of segment operating results, please revise to include an overview paragraph that describes the business and revenue generating activities of each of the three segments. Refer to Release 33-8350 for guidance.
            Response: We have revised the section entitled “Management’s Discussion & Analysis” to include an overview paragraph that describes the business and revenue generating activities of each of the three segments. In preparing the overview paragraph, the Company considered Release 33-8350 for guidance.
2.	The next to last sentence of the first paragraph indicates that there was an increase in Franchisee and Licensee revenue of $177,701. The first sentence of the second paragraph indicates that the Franchising and Licensing division realized decreased revenues. Please add clarifying disclosure that explains how the amounts in the first paragraph can be reconciled with amounts described in the three paragraphs that address segment revenues.
            Response: We have revised the section entitled “Management’s Discussion & Analysis — Results of Operations” to add clarifying disclosure that explains how the amounts in the first paragraph can be reconciled with amounts described in the three paragraphs that address segment revenues.

3.	Under the discussion of the Franchising and Licensing segment please describe the business reasons for the change in the business model from licensed dealers to franchising.
            Response: We have revised the discussion of the Franchising and Licensing segment in the Section entitled “Management’s Discussion and Analysis — Results of Operations” to describe the business reasons for the change in the business model from licensed dealers to franchising.
4.	Under the discussion of the Rehabilitation segment please describe the business reasons for the changes in marketing focus referred to in the second sentence.
            Response: We have revised the discussion of the Rehabilitation segment in the Section entitled “Management’s Discussion and Analysis — Results of Operations” to describe the business reasons for the changes in marketing focus referred to in the second sentence.
5.	Please quantify and describe the significant components of the increased overhead costs attributed to the launching of CuraFlo Franchising, CuraFlo Midwest, and CuraFlo Spincast Services. Clarify the extent to which you expect the increased overhead will be recurring.
            Response: We have revised the section entitled “Management’s Discussion & Analysis — Results of Operations” to quantify and describe the significant components of the increased overhead costs attributed to the launching of CuraFlo Franchising, CuraFlo Midwest, and CuraFlo Spincast Services and to clarify the extent to which we expect the increased overhead will be recurring.
6.	We note that CIPAR has not been a separate entity in the past and that the financial statements include allocations of corporate overhead and other costs. If you expect material changes in operating expenses or other costs as a stand-alone entity, please provide reasonably specific disclosure about those expected changes. Note that under SB Item 303(b)(1)(iv) you should make disclosure about known trends or events that are reasonably expected to materially impact income from continuing operations.
            Response: We have revised the section entitled “Management’s Discussion & Analysis — Results of Operations” to include disclosure about operating expenses of CIPAR as a stand-alone entity.
Liquidity and Capital Resources, page 68
7. Please expand to explain why inventories significantly increased as of December 31, 2007.
            Response: We have revised the section entitled “Management’s Discussion & Analysis — Liquidity and Capital Resources” to explain why inventories significantly increased as of fiscal year end, November 30, 2007.
Acquisitions, page 69
8.	Please expand to describe the impact of the Triton acquisition on your results of operations for 2006 and 2007.
            Response: We have revised the section entitled “Management’s Discussion & Analysis — Acquisitions” to describe the impact of the Triton acquisition on our results of operations for 2006 and 2007.
Critical Accounting Policies and Estimates, page 69
9.	In financial statement Note 2 you describe allocations that were required to prepare the carve-out financial statements. Selection of methods and assumptions for allocating costs to the carve-out business may involve significant judgment and alternative methods may produce differing results. Please provide critical accounting policy disclosure about allocations methods and assumptions. Otherwise, explain to us why you believe such disclosure is not necessary.
            Response: We have amended our filing to provide critical accounting policy disclosure about our allocations methods and assumptions in the Management Discussion and Analysis and expanded our discussion in Note 2—Shared Operating Expenses.
Financial Statements
Note 2, Shared Operating Expenses, page F-9
10.	There may be various appropriate methods to allocate shared operating expenses. Please disclose why you believe the relevant percentage of consolidated revenues is the most appropriate allocation method in your circumstances.
            Response: Cohesant’s shared operating expenses consist predominately of the compensation of the Company’s executive management (e.g. CEO, CFO, etc.), legal, and accounting costs. Historically, the level of executive, legal, and accounting focus on each of the Company’s operating units has been commensurate with the revenues that each of the Company’s operating units generate. In other words, the level of corporate focus has aligned with the relative financial size of each of the operating units. As a result, we believe our allocation policy using the relative percentage of the Carved-Out Subsidiaries’ revenues to Cohesant’s revenues to be an appropriate means of allocation.
            We have amended our filing to revise our accounting policy for the allocation of shared operating expenses in Note 2 to the Combined Financial Statements.
Note 2, Revenue Recognition, page F-9
11.	Please tell us and disclose why percentage of completion accounting is appropriate for rehabilitation revenues.
            Response: The CIPAR Rehabilitation segment performs protection, renewal and replacement of drinking water distribution systems and wastewater collection systems in accordance with the customer specifications set forth in the binding contracts. Performance under these contracts generally extends over periods of time ranging from a few months to over a year. We are able to reasonably estimate the costs to complete and extent of progress towards completion of these long-term contracts as well as total contract revenues. As a result, we utilize the percentage-of-completion method to account for rehabilitation revenues in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”
            We have amended our filing to revise our accounting policy for the recognition of rehabilitation revenues in both Note 2 to the Combined Financial Statements and in our Critical Accounting Policies and Estimates to express our rationale for use of the percentage of completion method.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings with the Commission (the “filings”);
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Courtesy copies of Amendment No. 1 to the Filing, including a marked copy showing changes from the original Filing, filed on January 8, 2008, and courtesy copies of Amendment No. 3 to the proxy statement/information statement filed by Cohesant Technologies Inc., including a marked copy showing changes from Amendment No. 2 filed on January 15, 2008, are being sent by overnight courier to your attention. An additional courtesy set of the documents is also being sent to SEC Examiner, Jay Mumford.
Following your receipt of this letter and copies of the filings referenced above, please inform us if there are more changes required to be filed to either the Form 10-SB or the proxy statement/information statement, or alternatively, if our filings, as amended, may be considered complete. We will then mail the materials to the Shareholders. We will file a request for acceleration of the effective date of the Form 10-SB with the final amendment. The request will ask for acceleration to a date prior to the distribution date of the CIPAR shares. Thank you for your prompt attention to this matter.
If you have any questions regarding any of the foregoing, please contact Michael A. Ellis, Esq. of Porter, Wright, Morris & Arthur LLP, at (216) 443-2535 or facsimile (216) 443-9011.
Thank you for your assistance.
Sincerely,
/s/ Robert W. Pawlak
Robert W. Pawlak
Chief Financial Officer

cc:	Jay Mumford Morris H. Wheeler Michael A. Ellis